18001507

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metric Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Stamford Plaza, 236 Tresser Blvd, 9th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Weidner - 646-838-0922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, James Weidner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metric Point Capital, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATEY D. GASCOIGNE
COMM. # 2198804
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires May 25, 2021

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METRIC POINT CAPITAL, LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

December 31, 2017

Metric Point Capital, LLC
Table of Contents
For the Year Ended December 31, 2017

Page(s)

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Metric Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Metric Point Capital, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2018

We have served as the Company's auditor since 2017.

Metric Point Capital, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 419,235
Accounts receivable	1,138,542
Prepaid expenses	9,688
Equipment (net)	3,312
Total assets	$ 1,570,777
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 48,389
Total liabilities	48,389
Members' equity	
Members' equity	1,522,388
Total liabilities and Members' Equity	$ 1,570,777

The accompanying notes are an integral part of these financial statements.

Metric Point Capital, LLC
Statement of Operations
For the year Ended December 31, 2017

Revenues	
Investment banking and consulting	$ 2,051,467
Total Revenues	2,051,467
Operating Expenses	
Salaries and related benefits	366,542
General and administrative	140,953
Operating expenses	57,807
Professional fees	82,209
Travel	52,852
Depreciation and amortization	291
Other expenses	2,098
Total operating expenses	702,752
Net income	$ 1,348,715

The accompanying notes are an integral part of these financial statements.

Metric Point Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance, Members' Equity, December 31, 2016	$ (34,327)
Members' contributions	208,000
Net income	1,348,715
Balance, Members' Equity, December 31, 2017	$ 1,522,388

The accompanying notes are an integral part of these financial statements.

Metric Point Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,348,715
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation and amortization	291
Changes to Operating Assets and Liabilities	
Accounts receivable	(1,137,932)
Due to /from other	(610)
Prepaid expenses	(9,688)
Accounts payable	12,062
Net cash provided by operating activities	212,838
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(3,603)
Net cash provided by investing activities	(3,603)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	208,000
Net cash provided by financing activities	208,000
Net change in cash	417,235
Cash at beginning of the year	2,000
Cash at end of the year	$ 419,235

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Metric Point Capital, LLC (the "Company") was formed under the laws of the State of Delaware on September 13, 2016. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), effective date July 6, 2017. The Company conducts investment banking activities, specifically private placements and advisory services and does not take custody of securities. The Company maintains offices in San Clemente, CA, New York, NY, Chicago, IL and Stamford, CT.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and income are recognized when incurred.

Cash and Cash Equivalents
The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
Fees from investment banking and venture capital activities are recognized when earned. Consulting fees are recognized as services are performed and retainer fees are recognized over the period in which the retainer relates.

Equipment, Net
Equipment is recorded at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 years	$ 3,603
		3,603
Less accumulated depreciation and amortization		(291)
Equipment, net		$ 3,312

Income Taxes
The Company has elected to be taxed as a Partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the individual partners are liable for individual income taxes on his respective share of the Company's taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2016 through 2017 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments and Fair Value
The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

3. Accounts Receivable and Allowance for Doubtful Accounts

Accounts Receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to allowance for doubtful accounts. The Company has determined that no allowance for doubtful accounts is necessary as of December 31, 2017. The Company does not typically recognize interest income on trade receivables.

4. Commitments and Contingencies

The Company leases office space in various cities throughout the United States, under separate lease agreements.

The first is a month to month lease in Chicago through WeWork, which commenced on October 1, 2017. The lease provides for a 30-day opt out, with written request.

The second office location is in San Clemente through San Clemente Office Suites, which commenced September 1, 2017 and is valid for one year. The lease provides for an automatic renewal at the current term. The lease provides for a 60-day opt out, with written request.

The third office is located in Stamford, CT through Regus.

The fourth office is located in New York City through ServCorp, which commenced on March 1, 2017. The lease provides for a 30-day opt out, with written request.

The following is a schedule of future minimum annual lease payments required under these non-cancellable operating leases:

Year Ending December 31,		
2018	$	40,828
2019		33,228
2020		33,228
2021		33,228
2022		5,538
	$	146,051

Rent expense for the year ended December 31, 2017 totaled $52,915. It is reflected on the statement of operations as a component of general and administrative expenses.

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

5. 401K Plan

The Company (the "Plan Sponsor") adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Plan covers substantially all of its employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $41,258 for the year ended December 31, 2017.

6. Concentration of Credit Risk

Cash is maintained with high quality institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

For the year ended December 31, 2017 revenues from one customer represented 94% of total revenues.

7. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2017, the Company had net capital of $370,846 which was $365,846 in excess of the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 13.05%.

SCHEDULE I
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITES AND EXCHANGE
COMMISSION

NET CAPITAL	
Total Members' equity	$ 1,522,388
DEDUCTIONS AND / OR CHANGES	
Non-allowable assets	
Accounts receivable	1,138,542
Prepaid expenses	9,688
Equipment (net)	3,312
Total non-allowable assets	1,151,542
Net capital	$ 370,846
Less: Minimum net capital required at 6 2/3% of aggregate indebtedness ($ 5,000 if higher)	5,000
Excess net capital	$ 365,846
Aggregate indebtedness	
Accounts payable & accrued expenses	48,389
Total aggregate indebtedness	$ 48,389
Ratio: Aggregate indebtedness to net capital	13.0 to 1.0

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMEMTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND ECHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions exemption pursuant to subsection k (2)(i) of the Rule.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Metric Point Capital, LLC

We have reviewed management's statements, included in the accompanying Metric Point Capital, LLC's Exemption Report, in which (1) Metric Point Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2018

METRIC POINT CAPITAL

Metric Point Capital Exemption Report

Metric Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Metric Point Capital, LLC

I, James Weidner, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: Partner

2/27/2018